June 15, 2007
Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
One Station Place, N.E.
Washington, D.C. 20549
     Re:    File No. 1-31616
Dear Mr. Decker:
We have received your letter dated May 30, 2007. International Lease Finance Corporation (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Attached are our responses to your comments. For the convenience of the Staff, we have repeated the Staff’s comments in connection with our responses.
Should you have any questions or require any additional information, please do not hesitate to contact the undersigned.
Very truly yours,
/S/ Alan H. Lund
Alan H. Lund
Vice Chairman and
Chief Financial Officer

Form l0-K for the Fiscal Year Ended December 31, 2006
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

We will incorporate the changes to our future Form 10-K and 10-Q filings as appropriate.
Financial Statements
Note A- Summary of Significant Accounting Policies, page 36
Lease Revenue, page 36
2.	You state that lessee specific modifications are capitalized and depreciated over the life of the related lease and included in other assets. Please address the following related to these amounts:
•	Please disclose the amounts capitalized at December 31, 2006;

•	Please tell us the nature of these lessee specific modifications;

•	Please tell us how you determined it is appropriate to record these modifications as an asset on your financial statements; and

•	Please disclose whether you are treating these amounts as lease incentives in accordance with FTB 88-1.
3.	Please disclose whether you assume lease renewals in your determination of lease term in accordance with paragraph 5(f) of SFAS 13 for purposes of amortizing lease specific modifications and lease premiums.

Lessee requested modifications include, but are not limited to, aircraft gross weight increases, engine thrust increases, seats, galleys and entertainment systems. On a quarterly basis, management, including representatives from our Technical Department, reviews costs incurred and determines whether the item is (i) lessee specific and should be amortized over the lease term, (ii) aircraft specific and should be capitalized on the aircraft and depreciated over the life of the aircraft or (iii) a normal repair and expensed.

We will change the disclosure in Note A — Summary of Significant Accounting Policies, Lease Revenue to read as follows:

“Lessee specific modifications such as those related to modifications of the aircraft cabin are capitalized as initial indirect costs and amortized over the term of the lease.”

Further we will change the disclosure in Note A, Initial Direct Costs to read as follows:

“We treat as period costs internal and other costs incurred in connection with identifying, negotiating and delivering aircraft to our lessees. Amounts paid by us to lessees, or other parties, in connection with the lease transactions are capitalized and amortized as a reduction to lease revenue over the lease term in accordance with Financial Technical Bulletin No. 88-1 “Issues Relating to Accounting for Leases.” The lease term is determined as defined by paragraph 5(f) of SFAS 13 “Accounting for Leases.” At December 31, 2006 we had unamortized initial direct cost in the amount of $95,648.”
Foreign Currency, page 37
4.	Please enhance your disclosure by ensuring that you meet the requirements set forth in paragraph 30 of SFAS 52.

We will change the disclosure in Note A — Summary of Significant Accounting Policies, Foreign Currency to read as follows:

“Cash balances denominated in foreign currencies are translated into USD using the exchange rates at the balance sheet date. Foreign currency transaction gains or losses are recognized in the period incurred. Foreign currency transaction gains (losses) in the amounts of $6,247, $(1,752) and $1,326 were recognized for the periods ended December 31, 2006, 2005 and 2004, respectively, and are included in “Interest and other” on our Consolidated Statements of Income.”
Flight Equipment, page 37
5.	You disclose that under arrangements with manufacturers, in certain circumstances the manufacturers establish notional accounts for your benefit, to which amounts are credited in connection with the purchase by and delivery to you and the lease of aircraft. The amounts credited to the notional accounts are recorded as a reduction to the basis of aircraft purchased and charged to other assets. Please disclose the business purpose for your manufacturers establishing these accounts, and what these accounts are being used for. Please also disclose why you are recording these amounts to other assets and whether you are amortizing these amounts. If so, please disclose the period of amortization and how you determined this was the appropriate period.

We will change the disclosure in Note A — Summary of Significant Accounting Policies, Flight Equipment to read as follows:

“Under arrangements with manufacturers, in certain circumstances the manufacturers establish notional accounts for our benefit, to which they credit amounts when we purchase and take delivery of and lease aircraft. The manufacturers have established these notional accounts to assist us, and as an incentive for us, to place their equipment with customers. Amounts credited to the notional accounts are used at our direction, subject to certain limitations set forth in our contracts with the manufacturers, to protect us from certain events, including loss when airline customers default on lease payment obligations, to provide lease subsidies and other incentives to our airline customers in connection with leases of certain aircraft and to reduce our cost of aircraft purchased. The amounts credited are recorded as a reduction in flight equipment under operating leases with a corresponding charge to a receivable, until we utilize the funds. The receivable is included in “Lease receivables and other assets” on our Consolidated Balance Sheets.”
Variable Interest Entities, page 38
6.	Please disclose the carrying amount of the aircraft in which the financing agreements are collateralized by. See paragraph 23(b) of FIN 46(R). In addition, you disclose on page 18 that you have a variable interest entity but are not the primary beneficiary. Please ensure you meet the disclosures set forth in paragraph 24 of FIN 46(R).

The total assets of the entities, which consist primarily of aircraft, are disclosed on page 39.

In previous filings we have disclosed the variable interest entity, in which we are not a primary beneficiary, in our investment footnote. We had removed the investment footnote in previous filing because of the materiality of the amounts involved. We will remove the disclosure on page 18, as it is not material. The balance of our investment was $5.5 million at December 31, 2006 and we had a note receivable from the primary beneficiary in the amount of $9.8 million.
Note J — Commitments and Contingencies, page 50
Leases, page 51
7.	You disclose on page 11 that the rental payments pursuant to your lease are subject to escalation provisions. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.
We will modify footnote J — Commitment and Contingencies as follows:
   Leases
     We have operating leases for office space and office equipment extending through 2015. Rent expense was $9,359 in 2006, $9,333 in 2005, and $13,216 in 2004. The leases provide for step rentals over the term and those rentals are considered in the evaluation of recording rent expense on a straight line basis over the term of the lease. Tenant improvement allowances received from the lessor are capitalized and amortized in Selling, General and Administrative expenses with rent expense. Commitments for minimum rentals under the non-cancelable leases at the end of 2006 are as follows:

2007	$8,956
2008	9,303
2009	9,594
2010	9,969
2011	10,367
Thereafter	37,207

Total	$85,396

We also will modify prospectively our disclosure in “Properties”:
Facilities
     Our principal offices are located at 10250 Constellation Blvd., Suite 3400, Los Angeles, California. We occupy space under a lease which expires in 2015. As of March 1, 2007, we occupied approximately 127,000 square feet of office space. The lease provides for annual rentals of approximately $9 million, and the rental payments thereunder are subject to step rent provisions over the term of the lease.
FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2007
General
8.	Please address the above comments in your interim filings as well.
We will incorporate the above listed applicable changes to our future Form 10-Q filings, as appropriate.